UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                            Allos Therapeutics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    019777101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

       Scott Sacane                               Matthew S. Dontzin, Esq.
       c/o Durus Capital Management, LLC          c/o The Dontzin Law Firm LLP
       20 Marshall Street, Suite 320              6 East 81st
       South Norwalk, CT 06854                    New York, New York  10028
                                                  (212) 717-2900
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 5, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box X.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 019777101                    13D                    Page 2 of 14 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Durus Capital Management, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     1,250,000 shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            1,250,000 shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0 shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,250,000 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 019777101                    13D                    Page 3 of 14 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Scott Sacane
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     1,250,000 shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            1,250,000 shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0 shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,250,000 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the Common Stock, par value $.001 per share (the "Common Stock") of Allos Therapeutics, Inc. (the "Company"), a company organized and existing under the laws of the State of Delaware. The address of the Company's principal executive offices is 11080 CirclePoint Road, Suite 200, Westminster, Colorado 80020.

Item 2. Identity and Background

(a) This Statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") by (i) Durus Capital Management, LLC ("Capital"), a Delaware limited liability company, in respect of shares held by Durus Life Sciences Master Fund Ltd. ("MF"), over which shares Capital has sole voting and dispositive power and (ii) Scott Sacane, the Managing Member of Capital (Capital and Mr. Sacane are hereinafter collectively referred to as the "Reporting Persons"). The Reporting Persons are making a group filing because, due to the relationship between them, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act.

(b) The address of the principal business and principal office of each of the Reporting Persons is 20 Marshall Street, Suite 320, South Norwalk, CT 06854.

(c) The principal business of Capital is that of portfolio manager. The principal business of Mr. Sacane is acting as managing member of Capital.

(d) Neither of the Reporting Persons has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither of the Reporting Persons has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

(f)   Mr. Sacane is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

From July 23, 2001 through August 19, 2003, Capital acquired an aggregate of 7,729,856 shares of Common Stock for an aggregate cost of $51,582,278, and sold an aggregate of 6,479,856 shares for aggregate proceeds of $26,154,724. The source of funds used to purchase such shares was working capital of MF.

A portion of the shares were purchased in margin accounts maintained with Goldman Sachs and UBS Securities. However, none of such shares are currently maintained in a margin account.

Item 4. Purpose of Transaction.

      The Reporting Persons acquired the shares of Common Stock reported herein, and continue to hold such shares, for investment purposes, with no intention to influence or change the management or other affairs of the Company.

      The Reporting Persons reserve the right to dispose of and acquire shares, in their sole discretion, subject to applicable securities laws and market conditions.

      Except as otherwise indicated in this report, the Reporting Persons currently have no plans or proposals that relate to any of the matters described in subparagraphs (a) through (j) of Item 4 to Schedule 13D.

Item 5. Interest in Securities of the Issuer.

      (a) The aggregate percentage of the outstanding shares of Common Stock reported owned by each Reporting Person is based upon 25,910,092 shares of Common Stock outstanding as of August 6, 2003, as reported in the Company's Form 10-Q for quarterly period ended June 30, 2003.

      As of the close of business on August 19, 2003:

            (i) Capital beneficially owns 1,250,000 shares of Common Stock constituting approximately 4.8% of the shares of Common Stock outstanding; and

            (ii) As Managing Member of Capital, Mr. Sacane beneficially owns the 1,250,000 shares of Common Stock that are beneficially owned by Capital. Such shares, in the aggregate, constitute approximately 4.8% of the shares of Common Stock outstanding.

      (b) Capital has the sole power to vote or direct the vote and to dispose or to direct the disposition of the shares reported herein as being beneficially owned by it, which power is exercisable by Mr. Sacane as Managing Member of Capital.

      (c) Set forth below is a description of all reportable transactions in shares of Common Stock that have been effected by the Reporting Persons from October 5, 2002 through August 19, 2003 . All such transactions were effected on the open market. Share price information reflects the incurrence of brokerage commissions which generally range from between $0.015 and $0.05 per share.

      The following transactions were effected by Capital through its exercise of sole voting and dispositive power over the shares held through MF.

--------------------------------------------------------------------------------
    Date              Transaction     Number of Shares          Price per share
--------------------------------------------------------------------------------
  10/7/2002              Purchase               59,218                   $8.4791
--------------------------------------------------------------------------------
  10/7/2002              Purchase               67,600                   $8.4921
--------------------------------------------------------------------------------
  10/8/2002              Purchase                2,300                   $8.4317
--------------------------------------------------------------------------------
  10/8/2002              Purchase                7,500                   $8.6800
--------------------------------------------------------------------------------
  10/8/2002              Purchase                3,700                   $8.4915
--------------------------------------------------------------------------------
  10/8/2002              Sale                    4,800                   $8.5203
--------------------------------------------------------------------------------
  10/9/2002              Purchase               21,000                   $8.3219
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    Date              Transaction     Number of Shares          Price per share
--------------------------------------------------------------------------------
  10/9/2002              Purchase                  100                   $8.3950
--------------------------------------------------------------------------------
  10/9/2002              Purchase               45,200                   $8.3925
--------------------------------------------------------------------------------
  10/9/2002              Purchase               15,000                   $8.6500
--------------------------------------------------------------------------------
 10/10/2002              Purchase                1,000                   $8.8900
--------------------------------------------------------------------------------
 10/10/2002              Purchase                  700                   $8.6650
--------------------------------------------------------------------------------
 10/10/2002              Sale                   16,600                   $8.6547
--------------------------------------------------------------------------------
 10/11/2002              Purchase               58,900                   $8.7895
--------------------------------------------------------------------------------
 10/11/2002              Purchase               60,500                   $8.8115
--------------------------------------------------------------------------------
 10/11/2002              Purchase               30,200                   $8.8064
--------------------------------------------------------------------------------
 10/11/2002              Sale                   23,700                   $8.8397
--------------------------------------------------------------------------------
 10/14/2002              Purchase                7,963                   $8.7698
--------------------------------------------------------------------------------
 10/14/2002              Purchase                6,800                   $8.7307
--------------------------------------------------------------------------------
 10/14/2002              Sale                    6,800                   $8.7047
--------------------------------------------------------------------------------
 10/14/2002              Sale                    1,200                   $8.7014
--------------------------------------------------------------------------------
 10/15/2002              Purchase               11,000                   $8.8844
--------------------------------------------------------------------------------
 10/15/2002              Purchase               41,500                   $8.8185
--------------------------------------------------------------------------------
 10/16/2002              Purchase                8,067                   $9.0672
--------------------------------------------------------------------------------
 10/16/2002              Purchase                7,200                   $8.9949
--------------------------------------------------------------------------------
 10/17/2002              Purchase                1,550                   $9.1919
--------------------------------------------------------------------------------
 10/17/2002              Purchase                2,500                   $9.1400
--------------------------------------------------------------------------------
 10/17/2002              Purchase                6,100                   $9.1648
--------------------------------------------------------------------------------
 10/18/2002              Purchase                1,500                   $9.1933
--------------------------------------------------------------------------------
 10/18/2002              Purchase                8,400                   $9.2328
--------------------------------------------------------------------------------
 10/21/2002              Purchase               19,000                   $9.4575
--------------------------------------------------------------------------------
 10/21/2002              Purchase               10,100                   $9.4695
--------------------------------------------------------------------------------
 10/21/2002              Sale                   10,100                   $9.5978
--------------------------------------------------------------------------------
 10/22/2002              Purchase               40,700                   $9.0651
--------------------------------------------------------------------------------
 10/22/2002              Purchase               93,800                   $9.0257
--------------------------------------------------------------------------------
 10/22/2002              Purchase                5,000                   $9.1500
--------------------------------------------------------------------------------
 10/22/2002              Purchase                5,000                   $9.1300
--------------------------------------------------------------------------------
 10/22/2002              Purchase                5,000                   $9.1250
--------------------------------------------------------------------------------
 10/22/2002              Purchase                5,000                   $9.1350
--------------------------------------------------------------------------------
 10/23/2002              Purchase               13,000                   $8.0704
--------------------------------------------------------------------------------
 10/23/2002              Purchase               14,300                   $8.1329
--------------------------------------------------------------------------------
 10/24/2002              Purchase               10,000                   $7.9389
--------------------------------------------------------------------------------
 10/25/2002              Purchase               10,100                   $7.9122
--------------------------------------------------------------------------------
 10/28/2002              Purchase               12,900                   $7.9607
--------------------------------------------------------------------------------
 10/28/2002              Purchase                9,639                   $7.9616
--------------------------------------------------------------------------------
 10/29/2002              Purchase               17,300                   $7.8729
--------------------------------------------------------------------------------
 10/29/2002              Purchase                2,500                   $7.8780
--------------------------------------------------------------------------------
 10/29/2002              Sale                      200                   $7.7698
--------------------------------------------------------------------------------
 10/30/2002              Purchase                3,000                   $7.8117
--------------------------------------------------------------------------------
 10/30/2002              Purchase               19,200                   $7.7419
--------------------------------------------------------------------------------
 10/31/2002              Purchase                6,200                   $7.2743
--------------------------------------------------------------------------------
 10/31/2002              Purchase                1,800                   $7.1972
--------------------------------------------------------------------------------
  11/1/2002              Purchase                7,000                   $7.2221
--------------------------------------------------------------------------------
  11/1/2002              Purchase                6,700                   $7.0598
--------------------------------------------------------------------------------
  11/4/2002              Purchase                  100                   $7.0800
--------------------------------------------------------------------------------
  11/4/2002              Purchase                2,000                   $7.0150
--------------------------------------------------------------------------------
  11/5/2002              Purchase                  500                   $7.1500
--------------------------------------------------------------------------------
  11/6/2002              Purchase                  500                   $7.1300
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    Date              Transaction     Number of Shares          Price per share
--------------------------------------------------------------------------------
  11/7/2002              Purchase                  800                   $7.4688
--------------------------------------------------------------------------------
  11/8/2002              Purchase                  850                   $7.9694
--------------------------------------------------------------------------------
 11/11/2002              Purchase                1,000                   $7.9050
--------------------------------------------------------------------------------
 11/12/2002              Purchase                  500                   $7.8532
--------------------------------------------------------------------------------
 11/13/2002              Purchase                  500                   $7.7800
--------------------------------------------------------------------------------
 11/14/2002              Purchase                  500                   $7.8144
--------------------------------------------------------------------------------
 11/14/2002              Purchase                1,850                   $7.7618
--------------------------------------------------------------------------------
 11/14/2002              Purchase                   47                   $7.8534
--------------------------------------------------------------------------------
 11/15/2002              Purchase                  500                   $7.7500
--------------------------------------------------------------------------------
 11/15/2002              Purchase                1,100                   $7.7549
--------------------------------------------------------------------------------
 11/15/2002              Purchase                  150                   $7.7783
--------------------------------------------------------------------------------
 11/18/2002              Purchase                3,400                   $7.6574
--------------------------------------------------------------------------------
 11/18/2002              Purchase                1,600                   $7.4650
--------------------------------------------------------------------------------
 11/19/2002              Purchase                1,500                   $7.5883
--------------------------------------------------------------------------------
 11/19/2002              Purchase                  900                   $7.6856
--------------------------------------------------------------------------------
 11/20/2002              Purchase                2,300                   $7.7235
--------------------------------------------------------------------------------
 11/20/2002              Purchase                2,100                   $7.7192
--------------------------------------------------------------------------------
 11/20/2002              Purchase                2,500                   $8.2000
--------------------------------------------------------------------------------
 11/21/2002              Purchase                7,150                   $8.0445
--------------------------------------------------------------------------------
 11/21/2002              Purchase                  500                   $8.1850
--------------------------------------------------------------------------------
 11/21/2002              Purchase                3,800                   $8.0468
--------------------------------------------------------------------------------
 11/22/2002              Purchase                  600                   $7.8400
--------------------------------------------------------------------------------
 11/22/2002              Purchase                  500                   $7.9600
--------------------------------------------------------------------------------
 11/26/2002              Purchase                  468                   $7.9850
--------------------------------------------------------------------------------
 11/26/2002              Purchase                1,100                   $8.0150
--------------------------------------------------------------------------------
 11/27/2002              Purchase                  500                   $8.0150
--------------------------------------------------------------------------------
 11/27/2002              Purchase                  700                   $8.0086
--------------------------------------------------------------------------------
 11/29/2002              Purchase                  700                   $7.9943
--------------------------------------------------------------------------------
  12/2/2002              Purchase                3,000                   $8.0350
--------------------------------------------------------------------------------
  12/2/2002              Purchase                2,700                   $7.9459
--------------------------------------------------------------------------------
  12/2/2002              Purchase                1,800                   $8.0228
--------------------------------------------------------------------------------
  12/3/2002              Purchase                9,250                   $7.7512
--------------------------------------------------------------------------------
  12/3/2002              Purchase               10,000                   $7.6500
--------------------------------------------------------------------------------
  12/3/2002              Purchase               10,000                   $7.6475
--------------------------------------------------------------------------------
  12/3/2002              Purchase                5,000                   $7.6150
--------------------------------------------------------------------------------
  12/3/2002              Purchase               19,400                   $7.7106
--------------------------------------------------------------------------------
  12/4/2002              Purchase                1,950                   $7.5653
--------------------------------------------------------------------------------
  12/4/2002              Purchase                  100                   $7.5150
--------------------------------------------------------------------------------
  12/5/2002              Purchase                3,950                   $7.5643
--------------------------------------------------------------------------------
  12/5/2002              Purchase                7,500                   $7.5000
--------------------------------------------------------------------------------
  12/5/2002              Purchase                7,000                   $7.5486
--------------------------------------------------------------------------------
  12/6/2002              Purchase               28,700                   $7.4383
--------------------------------------------------------------------------------
  12/6/2002              Purchase                5,300                   $7.4998
--------------------------------------------------------------------------------
  12/9/2002              Purchase                2,050                   $7.3385
--------------------------------------------------------------------------------
  12/9/2002              Purchase                6,400                   $7.3294
--------------------------------------------------------------------------------
 12/10/2002              Purchase                1,100                   $7.4482
--------------------------------------------------------------------------------
 12/11/2002              Purchase                1,600                   $7.4831
--------------------------------------------------------------------------------
 12/11/2002              Purchase               10,100                   $7.4627
--------------------------------------------------------------------------------
 12/12/2002              Purchase                  800                   $7.5663
--------------------------------------------------------------------------------
 12/12/2002              Purchase                2,000                   $7.5350
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    Date              Transaction     Number of Shares          Price per share
--------------------------------------------------------------------------------
 12/12/2002              Purchase                5,100                   $7.4958
--------------------------------------------------------------------------------
 12/13/2002              Purchase                2,100                   $7.4350
--------------------------------------------------------------------------------
 12/16/2002              Purchase                3,400                   $7.4935
--------------------------------------------------------------------------------
 12/16/2002              Purchase                  600                   $7.5333
--------------------------------------------------------------------------------
 12/17/2002              Purchase                1,200                   $7.4008
--------------------------------------------------------------------------------
 12/17/2002              Purchase                2,200                   $7.5549
--------------------------------------------------------------------------------
 12/18/2002              Purchase                2,000                   $7.3275
--------------------------------------------------------------------------------
 12/18/2002              Purchase                4,000                   $7.2977
--------------------------------------------------------------------------------
 12/19/2002              Purchase                  500                   $7.1976
--------------------------------------------------------------------------------
 12/19/2002              Purchase               10,400                   $7.1638
--------------------------------------------------------------------------------
 12/20/2002              Purchase                2,000                   $7.4600
--------------------------------------------------------------------------------
 12/20/2002              Purchase                3,500                   $7.4964
--------------------------------------------------------------------------------
 12/23/2002              Purchase                  200                   $7.6345
--------------------------------------------------------------------------------
 12/23/2002              Purchase                3,000                   $7.4883
--------------------------------------------------------------------------------
 12/24/2002              Purchase                  200                   $7.7150
--------------------------------------------------------------------------------
 12/26/2002              Purchase                  200                   $7.4550
--------------------------------------------------------------------------------
 12/26/2002              Purchase               12,500                   $7.5186
--------------------------------------------------------------------------------
 12/26/2002              Sale                   13,300                   $6.9518
--------------------------------------------------------------------------------
 12/27/2002              Purchase                  500                   $7.2536
--------------------------------------------------------------------------------
 12/27/2002              Purchase                4,000                   $7.3625
--------------------------------------------------------------------------------
 12/27/2002              Purchase                3,000                   $7.3800
--------------------------------------------------------------------------------
 12/27/2002              Sale                   30,000                   $7.1532
--------------------------------------------------------------------------------
 12/30/2002              Purchase                1,000                   $7.0900
--------------------------------------------------------------------------------
 12/30/2002              Purchase                3,700                   $7.2102
--------------------------------------------------------------------------------
 12/30/2002              Sale                   80,000                   $6.8248
--------------------------------------------------------------------------------
 12/30/2002              Sale                   43,700                   $6.7530
--------------------------------------------------------------------------------
 12/31/2002              Purchase                5,472                   $7.3712
--------------------------------------------------------------------------------
 12/31/2002              Purchase               14,400                   $7.4906
--------------------------------------------------------------------------------
 12/31/2002              Purchase               15,000                   $7.5200
--------------------------------------------------------------------------------
 12/31/2002              Sale                   20,600                   $7.3408
--------------------------------------------------------------------------------
   1/2/2003              Purchase                2,817                   $7.7239
--------------------------------------------------------------------------------
   1/2/2003              Sale                    2,500                   $7.8480
--------------------------------------------------------------------------------
   1/3/2003              Purchase                9,899                   $7.6477
--------------------------------------------------------------------------------
   1/6/2003              Purchase               13,300                   $7.8524
--------------------------------------------------------------------------------
   1/6/2003              Sale                    6,600                   $7.6632
--------------------------------------------------------------------------------
   1/7/2003              Purchase                  200                   $7.9450
--------------------------------------------------------------------------------
   1/7/2003              Purchase                8,700                   $7.5846
--------------------------------------------------------------------------------
   1/7/2003              Sale                  100,000                   $7.4198
--------------------------------------------------------------------------------
   1/8/2003              Purchase                1,100                   $7.8304
--------------------------------------------------------------------------------
   1/8/2003              Purchase                8,200                   $7.6428
--------------------------------------------------------------------------------
   1/8/2003              Sale                  200,000                   $7.4998
--------------------------------------------------------------------------------
   1/9/2003              Purchase                2,100                   $7.9391
--------------------------------------------------------------------------------
   1/9/2003              Sale                    8,800                   $7.9051
--------------------------------------------------------------------------------
   1/9/2003              Sale                    1,100                   $7.8748
--------------------------------------------------------------------------------
  1/10/2003              Purchase                  500                   $7.9450
--------------------------------------------------------------------------------
  1/10/2003              Purchase                1,800                   $7.9519
--------------------------------------------------------------------------------
  1/13/2003              Purchase                  800                   $7.6421
--------------------------------------------------------------------------------
  1/13/2003              Sale                  100,000                   $7.4498
--------------------------------------------------------------------------------
  1/13/2003              Sale                       76                   $7.5047
--------------------------------------------------------------------------------
  1/14/2003              Purchase                2,700                   $7.2550
--------------------------------------------------------------------------------
  1/14/2003              Sale                   25,000                   $7.1998
--------------------------------------------------------------------------------
  1/15/2003              Purchase                1,700                   $7.1911
--------------------------------------------------------------------------------
  1/15/2003              Sale                  106,000                   $7.0396
--------------------------------------------------------------------------------
  1/15/2003              Sale                    5,600                   $6.9991
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    Date              Transaction     Number of Shares          Price per share
--------------------------------------------------------------------------------
  1/16/2003              Purchase                  600                   $7.2717
--------------------------------------------------------------------------------
  1/16/2003              Sale                    1,200                   $7.1648
--------------------------------------------------------------------------------
  1/17/2003              Purchase                  500                   $7.0590
--------------------------------------------------------------------------------
  1/17/2003              Sale                      500                   $7.1188
--------------------------------------------------------------------------------
  1/21/2003              Purchase                3,100                   $7.1785
--------------------------------------------------------------------------------
  1/21/2003              Sale                  136,700                   $6.9710
--------------------------------------------------------------------------------
  1/22/2003              Purchase                7,300                   $7.1110
--------------------------------------------------------------------------------
  1/22/2003              Sale                   80,000                   $6.9498
--------------------------------------------------------------------------------
  1/22/2003              Sale                    3,800                   $6.9830
--------------------------------------------------------------------------------
  1/23/2003              Purchase                9,300                   $7.1013
--------------------------------------------------------------------------------
  1/23/2003              Purchase                  600                   $7.0000
--------------------------------------------------------------------------------
  1/23/2003              Purchase               10,000                   $7.2500
--------------------------------------------------------------------------------
  1/23/2003              Sale                  134,100                   $6.9498
--------------------------------------------------------------------------------
  1/24/2003              Purchase               13,800                   $6.9164
--------------------------------------------------------------------------------
  1/27/2003              Purchase                6,400                   $6.6814
--------------------------------------------------------------------------------
  1/27/2003              Sale                    4,700                   $6.8148
--------------------------------------------------------------------------------
  1/28/2003              Purchase                1,500                   $6.5026
--------------------------------------------------------------------------------
  1/29/2003              Purchase                2,200                   $6.5675
--------------------------------------------------------------------------------
  1/29/2003              Sale                      500                   $6.4598
--------------------------------------------------------------------------------
  1/30/2003              Purchase               26,400                   $6.3637
--------------------------------------------------------------------------------
  1/30/2003              Purchase               10,000                   $6.3835
--------------------------------------------------------------------------------
  1/30/2003              Sale                   10,000                   $6.2555
--------------------------------------------------------------------------------
  1/31/2003              Purchase               20,000                   $7.0200
--------------------------------------------------------------------------------
  1/31/2003              Purchase               10,000                   $6.4369
--------------------------------------------------------------------------------
  1/31/2003              Purchase               29,400                   $6.7330
--------------------------------------------------------------------------------
  1/31/2003              Purchase               10,000                   $6.4249
--------------------------------------------------------------------------------
  1/31/2003              Sale                   25,100                   $6.2848
--------------------------------------------------------------------------------
   2/3/2003              Purchase               10,000                   $6.8768
--------------------------------------------------------------------------------
   2/3/2003              Sale                    6,000                   $6.8206
--------------------------------------------------------------------------------
   2/4/2003              Purchase               14,100                   $6.7082
--------------------------------------------------------------------------------
   2/4/2003              Sale                    6,900                   $6.6281
--------------------------------------------------------------------------------
   2/5/2003              Purchase               10,000                   $6.3620
--------------------------------------------------------------------------------
   2/5/2003              Purchase                5,000                   $6.3520
--------------------------------------------------------------------------------
   2/5/2003              Purchase               22,700                   $6.4042
--------------------------------------------------------------------------------
   2/6/2003              Purchase               46,800                   $6.2268
--------------------------------------------------------------------------------
   2/7/2003              Purchase               43,700                   $6.2430
--------------------------------------------------------------------------------
   2/7/2003              Sale                      100                   $6.0648
--------------------------------------------------------------------------------
  2/10/2003              Purchase                8,100                   $6.0348
--------------------------------------------------------------------------------
  2/10/2003              Sale                    2,400                   $6.2165
--------------------------------------------------------------------------------
  2/11/2003              Purchase               26,700                   $5.8664
--------------------------------------------------------------------------------
  2/12/2003              Purchase                4,600                   $5.9665
--------------------------------------------------------------------------------
  2/13/2003              Purchase               12,400                   $5.9161
--------------------------------------------------------------------------------
  2/14/2003              Purchase               36,700                   $5.8098
--------------------------------------------------------------------------------
  2/18/2003              Purchase                  500                   $5.6500
--------------------------------------------------------------------------------
  2/18/2003              Purchase                1,000                   $5.6950
--------------------------------------------------------------------------------
  2/18/2003              Purchase               38,400                   $5.6083
--------------------------------------------------------------------------------
  2/19/2003              Purchase               42,000                   $5.1772
--------------------------------------------------------------------------------
  2/19/2003              Purchase               15,000                   $5.0400
--------------------------------------------------------------------------------
  2/20/2003              Purchase               27,000                   $4.8506
--------------------------------------------------------------------------------
  2/21/2003              Purchase               59,300                   $4.5775
--------------------------------------------------------------------------------
  2/24/2003              Purchase               18,900                   $4.6663
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    Date              Transaction     Number of Shares          Price per share
--------------------------------------------------------------------------------
  2/24/2003              Purchase                  200                   $4.6000
--------------------------------------------------------------------------------
  2/25/2003              Purchase               24,400                   $4.6787
--------------------------------------------------------------------------------
  2/26/2003              Purchase               10,000                   $4.6368
--------------------------------------------------------------------------------
  2/27/2003              Purchase                  200                   $4.4000
--------------------------------------------------------------------------------
  2/27/2003              Purchase               30,200                   $4.4939
--------------------------------------------------------------------------------
  2/28/2003              Purchase               15,400                   $4.4574
--------------------------------------------------------------------------------
  2/28/2003              Purchase               10,000                   $4.4000
--------------------------------------------------------------------------------
   3/3/2003              Purchase                4,200                   $4.3757
--------------------------------------------------------------------------------
   3/4/2003              Purchase               26,400                   $4.8165
--------------------------------------------------------------------------------
   3/5/2003              Purchase               23,600                   $4.7739
--------------------------------------------------------------------------------
   3/6/2003              Purchase               11,700                   $4.6852
--------------------------------------------------------------------------------
   3/7/2003              Purchase                1,000                   $4.4450
--------------------------------------------------------------------------------
   3/7/2003              Purchase               34,300                   $4.5468
--------------------------------------------------------------------------------
  3/10/2003              Purchase                5,000                   $4.3994
--------------------------------------------------------------------------------
  3/10/2003              Purchase                5,000                   $4.3708
--------------------------------------------------------------------------------
  3/10/2003              Purchase                5,000                   $4.3800
--------------------------------------------------------------------------------
  3/10/2003              Purchase               20,200                   $4.3866
--------------------------------------------------------------------------------
  3/10/2003              Purchase                1,000                   $4.3490
--------------------------------------------------------------------------------
  3/10/2003              Purchase               10,000                   $4.3900
--------------------------------------------------------------------------------
  3/11/2003              Purchase                5,000                   $4.0000
--------------------------------------------------------------------------------
  3/11/2003              Purchase                  300                   $4.0317
--------------------------------------------------------------------------------
  3/11/2003              Purchase               29,700                   $3.9926
--------------------------------------------------------------------------------
  3/11/2003              Purchase                5,000                   $3.9900
--------------------------------------------------------------------------------
  3/12/2003              Purchase               19,100                   $3.9391
--------------------------------------------------------------------------------
  3/13/2003              Purchase               84,600                   $4.0369
--------------------------------------------------------------------------------
  3/14/2003              Purchase               10,700                   $4.0438
--------------------------------------------------------------------------------
  3/17/2003              Purchase               11,100                   $4.0592
--------------------------------------------------------------------------------
  3/18/2003              Purchase               21,100                   $3.9182
--------------------------------------------------------------------------------
  3/19/2003              Purchase               15,800                   $3.9601
--------------------------------------------------------------------------------
  3/20/2003              Purchase                2,500                   $3.9998
--------------------------------------------------------------------------------
  3/21/2003              Purchase                4,375                   $4.2369
--------------------------------------------------------------------------------
  3/24/2003              Purchase               13,900                   $4.1416
--------------------------------------------------------------------------------
  3/25/2003              Purchase               26,500                   $4.2039
--------------------------------------------------------------------------------
  3/26/2003              Purchase               23,200                   $4.1934
--------------------------------------------------------------------------------
  3/27/2003              Purchase                1,000                   $4.2350
--------------------------------------------------------------------------------
  3/28/2003              Purchase               15,100                   $4.1528
--------------------------------------------------------------------------------
  3/31/2003              Purchase               23,700                   $4.0821
--------------------------------------------------------------------------------
   4/2/2003              Purchase               36,000                   $4.0681
--------------------------------------------------------------------------------
   4/3/2003              Purchase               53,400                   $4.2701
--------------------------------------------------------------------------------
   4/4/2003              Purchase               44,300                   $4.2382
--------------------------------------------------------------------------------
   4/7/2003              Purchase               10,000                   $4.2349
--------------------------------------------------------------------------------
   4/8/2003              Purchase               62,900                   $3.8106
--------------------------------------------------------------------------------
   4/9/2003              Purchase                7,500                   $3.3200
--------------------------------------------------------------------------------
   4/9/2003              Purchase               50,500                   $3.3912
--------------------------------------------------------------------------------
   4/9/2003              Sale                   35,100                   $3.3422
--------------------------------------------------------------------------------
  4/10/2003              Purchase               12,300                   $3.2301
--------------------------------------------------------------------------------
  4/11/2003              Purchase               33,600                   $3.4180
--------------------------------------------------------------------------------
  4/14/2003              Purchase                3,700                   $3.3890
--------------------------------------------------------------------------------
  4/15/2003              Purchase               24,100                   $3.2215
--------------------------------------------------------------------------------
  4/16/2003              Purchase                1,500                   $3.2753
--------------------------------------------------------------------------------
  4/17/2003              Purchase                2,700                   $3.2515
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    Date              Transaction     Number of Shares          Price per share
--------------------------------------------------------------------------------
  4/17/2003              Purchase                3,700                   $3.2515
--------------------------------------------------------------------------------
  4/21/2003              Purchase                1,000                   $3.2934
--------------------------------------------------------------------------------
  4/22/2003              Purchase                5,000                   $3.4355
--------------------------------------------------------------------------------
  4/23/2003              Purchase               31,100                   $2.5422
--------------------------------------------------------------------------------
  4/23/2003              Sale                  147,100                   $1.8882
--------------------------------------------------------------------------------
  4/24/2003              Sale                   91,575                   $1.8754
--------------------------------------------------------------------------------
  4/25/2003              Sale                   75,000                   $1.7878
--------------------------------------------------------------------------------
  4/25/2003              Sale                   25,000                   $1.8421
--------------------------------------------------------------------------------
  4/28/2003              Purchase               30,700                   $1.9960
--------------------------------------------------------------------------------
  4/29/2003              Purchase                3,000                   $1.9229
--------------------------------------------------------------------------------
  4/29/2003              Sale                   60,000                   $1.8854
--------------------------------------------------------------------------------
  4/29/2003              Sale                   17,400                   $1.8769
--------------------------------------------------------------------------------
  4/30/2003              Sale                   19,800                   $1.8545
--------------------------------------------------------------------------------
   5/1/2003              Purchase                1,000                   $1.9750
--------------------------------------------------------------------------------
   5/1/2003              Sale                   40,000                   $1.8708
--------------------------------------------------------------------------------
   5/2/2003              Sale                    5,400                   $1.8564
--------------------------------------------------------------------------------
   5/5/2003              Sale                   12,800                   $1.8635
--------------------------------------------------------------------------------
   5/6/2003              Sale                   85,000                   $1.8606
--------------------------------------------------------------------------------
   5/6/2003              Sale                    5,000                   $1.8649
--------------------------------------------------------------------------------
   5/7/2003              Purchase                1,000                   $1.9350
--------------------------------------------------------------------------------
   5/7/2003              Sale                   49,600                   $1.8749
--------------------------------------------------------------------------------
   5/7/2003              Sale                   40,000                   $1.8715
--------------------------------------------------------------------------------
  5/12/2003              Sale                   27,000                   $1.8628
--------------------------------------------------------------------------------
  5/13/2003              Sale                    4,583                   $1.8538
--------------------------------------------------------------------------------
  5/14/2003              Sale                   69,117                   $1.8639
--------------------------------------------------------------------------------
  5/16/2003              Purchase                  700                   $2.4164
--------------------------------------------------------------------------------
  5/19/2003              Purchase                7,000                   $2.2231
--------------------------------------------------------------------------------
  5/22/2003              Purchase                2,500                   $2.2910
--------------------------------------------------------------------------------
  5/30/2003              Purchase               24,700                   $3.6604
--------------------------------------------------------------------------------
  5/30/2003              Purchase                4,300                   $3.6604
--------------------------------------------------------------------------------
   6/5/2003              Sale                   76,500                   $3.0857
--------------------------------------------------------------------------------
   6/5/2003              Sale                   13,500                   $3.0857
--------------------------------------------------------------------------------
   6/6/2003              Sale                   21,200                   $3.2282
--------------------------------------------------------------------------------
   6/6/2003              Sale                    3,800                   $3.2282
--------------------------------------------------------------------------------
   6/9/2003              Sale                   21,200                   $3.0699
--------------------------------------------------------------------------------
   6/9/2003              Sale                    3,800                   $3.0699
--------------------------------------------------------------------------------
  6/10/2003              Sale                   25,500                   $3.1366
--------------------------------------------------------------------------------
  6/10/2003              Sale                    4,500                   $3.1366
--------------------------------------------------------------------------------
  6/11/2003              Purchase                1,000                   $3.3850
--------------------------------------------------------------------------------
  6/11/2003              Sale                   42,500                   $3.2835
--------------------------------------------------------------------------------
  6/11/2003              Sale                    7,500                   $3.2835
--------------------------------------------------------------------------------
  6/12/2003              Sale                   50,200                   $3.4370
--------------------------------------------------------------------------------
  6/13/2003              Purchase               10,100                   $3.5100
--------------------------------------------------------------------------------
  6/13/2003              Sale                   10,100                   $3.5100
--------------------------------------------------------------------------------
  6/13/2003              Sale                   30,000                   $3.2941
--------------------------------------------------------------------------------
  6/16/2003              Sale                   40,000                   $3.2216
--------------------------------------------------------------------------------
  6/17/2003              Sale                  100,000                   $3.2431
--------------------------------------------------------------------------------
  6/18/2003              Sale                   55,000                   $3.0991
--------------------------------------------------------------------------------
  6/19/2003              Sale                   45,000                   $3.0290
--------------------------------------------------------------------------------
  6/23/2003              Sale                   60,000                   $2.6014
--------------------------------------------------------------------------------
  6/23/2003              Sale                   20,700                   $2.6100
--------------------------------------------------------------------------------
  6/24/2003              Sale                   65,000                   $2.7169
--------------------------------------------------------------------------------
  6/25/2003              Sale                   43,000                   $2.8196
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    Date              Transaction     Number of Shares          Price per share
--------------------------------------------------------------------------------
  6/26/2003              Sale                   44,000                   $2.7343
--------------------------------------------------------------------------------
  6/27/2003              Sale                  100,000                   $2.7706
--------------------------------------------------------------------------------
  6/30/2003              Sale                   67,300                   $2.9377
--------------------------------------------------------------------------------
   7/1/2003              Sale                  150,000                   $2.8755
--------------------------------------------------------------------------------
   7/2/2003              Sale                   57,766                   $2.9234
--------------------------------------------------------------------------------
   7/3/2003              Sale                   54,300                   $2.9307
--------------------------------------------------------------------------------
   7/8/2003              Sale                   70,000                   $2.7798
--------------------------------------------------------------------------------
   7/9/2003              Sale                  107,934                   $2.7934
--------------------------------------------------------------------------------
  7/10/2003              Sale                   52,100                   $2.7787
--------------------------------------------------------------------------------
  7/11/2003              Sale                  102,800                   $2.9063
--------------------------------------------------------------------------------
  7/14/2003              Sale                   72,500                   $2.9780
--------------------------------------------------------------------------------
  7/15/2003              Sale                    2,600                   $2.9695
--------------------------------------------------------------------------------
  7/16/2003              Sale                   33,700                   $2.9756
--------------------------------------------------------------------------------
  7/17/2003              Purchase                1,000                   $2.8050
--------------------------------------------------------------------------------
  7/17/2003              Purchase                1,000                   $2.8050
--------------------------------------------------------------------------------
  7/17/2003              Sale                   74,630                   $2.7758
--------------------------------------------------------------------------------
  7/18/2003              Sale                   54,100                   $2.7815
--------------------------------------------------------------------------------
  7/21/2003              Sale                   25,000                   $2.5382
--------------------------------------------------------------------------------
  7/21/2003              Sale                   99,400                   $2.5227
--------------------------------------------------------------------------------
  7/22/2003              Purchase                  100                   $2.4950
--------------------------------------------------------------------------------
  7/22/2003              Sale                   63,000                   $2.5052
--------------------------------------------------------------------------------
  7/23/2003              Sale                   82,270                   $2.4283
--------------------------------------------------------------------------------
  7/25/2003              Sale                   40,000                   $2.4449
--------------------------------------------------------------------------------
  7/25/2003              Sale                  200,000                   $2.4664
--------------------------------------------------------------------------------
  7/25/2003              Sale                   50,000                   $2.4664
--------------------------------------------------------------------------------
  7/28/2003              Sale                   87,000                   $2.4587
--------------------------------------------------------------------------------
  7/29/2003              Sale                  150,000                   $2.4141
--------------------------------------------------------------------------------
  7/29/2003              Sale                   21,000                   $2.4141
--------------------------------------------------------------------------------
  7/30/2003              Sale                   50,000                  $ 2.3174
--------------------------------------------------------------------------------
  7/31/2003              Sale                  100,000                  $ 2.4247
--------------------------------------------------------------------------------
  7/31/2003              Sale                   91,200                  $ 2.4247
--------------------------------------------------------------------------------
   8/1/2003              Sale                  200,000                  $ 2.3615
--------------------------------------------------------------------------------
   8/1/2003              Sale                   33,900                  $ 2.3615
--------------------------------------------------------------------------------
   8/5/2003              Sale                  206,900                  $ 2.4614
--------------------------------------------------------------------------------
   8/7/2003              Sale                   24,500                  $ 2.4163
--------------------------------------------------------------------------------
   8/8/2003              Sale                   27,300                  $ 2.3529
--------------------------------------------------------------------------------
  8/11/2003              Sale                   55,000                  $ 2.2702
--------------------------------------------------------------------------------
  8/11/2003              Sale                   18,200                  $ 2.2953
--------------------------------------------------------------------------------
  8/12/2003              Sale                  263,000                  $ 2.3719
--------------------------------------------------------------------------------
  8/14/2003              Sale                   72,000                  $ 2.3290
--------------------------------------------------------------------------------
  8/19/2003              Sale                   60,000                  $ 2.2888
--------------------------------------------------------------------------------

(d) MF has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of the shares reported herein that are held by Capital. MF has an interest by virtue of such relationship that relates to more than 5% of the Company's Common Stock.

(e) On August 18, 2003, the Reporting Persons ceased to own, in the aggregate, more than five percent of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      None.

Item 7. Material to be Filed as Exhibits.

      Exhibit 1: Joint Filing Agreement dated as of August 22, 2003, by and between the Reporting Persons.

                                   SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2003

                                               Durus Capital Management, LLC


                                               By: /s/ Scott Sacane
                                                   ----------------------------
                                                   Name:  Scott Sacane
                                                   Title: Managing Member


                                               /s/ Scott Sacane
                                               --------------------------------
                                               Scott Sacane


                                 Page 14 of 14